Exhibit 1.1

                                                     [NEW SKIES SATELLITES LOGO]


            New Skies Reports Strong Second Quarter 2003 Performance

THE HAGUE, the Netherlands, August 12, 2003 - New Skies Satellites N.V. (AEX,
NYSE: NSK), the global satellite communications company, today reported strong financial results for the three- and six-month periods ended June 30, 2003. Revenues for the quarter were $54.7 million, EBITDA (adjusted)(1) (earnings before interest, taxes, depreciation and amortization) was $30.7 million, and net income was $3.1 million.

Highlights


=======================================================================================================
                                                3 months ended                   6 months ended

                                                   June 30                          June 30

US$ millions                                 2003           2002              2003           2002
                                             ----           ----              ----           ----
(except per share amounts)
Revenues                                     $54.7          $49.2             $106.7        $101.0
Net income (loss)                              3.1            4.4                6.7         (12.6)(2)
EBITDA (adjusted)                             30.7           26.9               59.7          55.5
EBITDA (adjusted) margin                        56%            55%                56%           55%
Basic and diluted earnings per share          0.03           0.03               0.06         (0.10)(2)
=======================================================================================================


New Skies CEO Dan Goldberg said:

              "Even though the market for satellite services remains challenging, I am pleased to report that New Skies achieved excellent results in the second quarter, growing revenues 11 percent and EBITDA (adjusted) 14 percent relative to the same period last year. Indeed, excluding a one-time early termination payment received in the third quarter of 2000, last quarter marks a record revenue performance for New Skies. Strong top line performance combined with careful management of our operating costs and capital expenditures also resulted in positive free cash flow(3) last quarter of $26.3 million, compared to a negative free cash flow of $18.3 million in the second quarter last year. As expected, net income was lower relative to the same period last year as a result of higher depreciation costs arising from the introduction of our two new satellites, NSS-6 and NSS-7.



--------

(1) See definition of EBITDA (adjusted) and "Reconciliation of EBITDA (adjusted) to net income (loss)" in "Note 1 of Notes to the consolidated quarterly financial information".

(2) Net loss for the six-month period ended June 30, 2002 included the non-cash impact of the cumulative effect of change in accounting principle of $23.4 million relating to goodwill. Excluding this goodwill charge, net income for the first half last year was $10.8 million and the basic and diluted earnings per share was $0.08.




              "We continue to operate in a market environment that remains difficult and, as a result, we anticipate some price compression in the second half of the year. Notwithstanding these challenges, I am pleased to report that during the quarter our contractual backlog grew by $4 million over the first quarter of this year and by $65 million year-on-year, ending the quarter at $700 million. We also saw stability in our average rate per transponder. Lastly, by continuing to focus our resources and state-of-the-art satellite capacity on those regions exhibiting the strongest demand, we remain comfortable with the full-year financial guidance ranges we gave at the outset of this year."

For the three and six months ended June 30, 2003, New Skies achieved the following financial results:

o Revenues for the three months ended June 30, 2003 grew by $5.5 million, or 11 percent, to $54.7 million as compared to $49.2 million for the same period in 2002. For the first six months of the year, revenues were $106.7 million, up $5.7 million, or 6 percent, compared to $101.0 million in 2002.

o Operating expenses, excluding depreciation, increased $1.8 million for the quarter, and $1.5 million for the six months ended June 30, 2003, as compared to the same periods in 2002. These net increases are primarily due to increased in-orbit insurance costs and stock compensation expense, partially offset by savings arising from careful management of our discretionary costs.

o Net income for the second quarter 2003 was $3.1 million compared to $4.4 million in the same period in the prior year. The decrease primarily relates to an increase in depreciation stemming from the launches of the NSS-7 and NSS-6 satellites. Net income for the six-month period ended June 30, 2003 was $6.7 million compared to a net loss of $12.6 million in the same period in the prior year. Net income for the six months ended June 30, 2002 included the non-cash impact of the cumulative effect of change in accounting principle of $23.4 million relating to goodwill. Excluding this goodwill charge, net income for the first half 2002 was $10.8 million.

o In the second quarter 2003, EBITDA (adjusted) increased $3.8 million, or 14 percent, to $30.7 million compared to $26.9 million for the same period in the prior year. EBITDA (adjusted) for the six months ended June 30, 2003 was $59.7 million, as compared to $55.5 million for the same period in 2002, reflecting an increase of $4.2 million or 7 percent.

o The company achieved a positive free cash flow position of $26.3 million in the second quarter 2003 compared to negative free cash flow of $18.3 million in the same period in 2002. Free cash flow for the six months ended June 30, 2003 was $36.1 million compared to negative cash flow of $82.7 million in the same period in the prior year.


--------

(3) See definition of free cash flow and "Reconciliation of net cash provided by operating activities to free cash flow from operations" in Note 2 of Notes to the consolidated quarterly financial information.





Second quarter operating highlights

>>   New Skies signed significant video contracts with:

     o The European Broadcasting Union (EBU) for satellite capacity and special events transmission services on NSS-7, giving its 119 member broadcasters from 79 countries coverage for some of the world's most prominent sports and political events taking place over the next two years; and

     o Telediffusion d'Algerie, a major North African broadcaster, for capacity on NSS-7 for full-time distribution of Algeria's national television and radio broadcast stations; Internet backbone connectivity for corporate IP customers; and occasional-use transmissions for video contribution and satellite newsgathering.

>>   Major IP, voice and data agreements were signed with:

     o Star One, one of the largest companies providing satellite services in Latin America and the only company providing broadband services nationwide in Brazil, which has increased its capacity on the New Skies satellite network by nearly 50 percent with a multiple transponder deal on NSS-7;

     o Embratel for a VSAT network to serve Brazilian post offices throughout the country;

     o KMS (Kuwait Messaging Services)/FalconStream, a Kuwaiti information technology firm that provides Internet connectivity services via satellite, for a long-term, multi-transponder agreement for capacity on the NSS-6 and NSS-7 satellites to offer high-speed Internet access services to more than 2,000 customer sites throughout the Middle East, the Indian Subcontinent and North Africa; and

     o A number of U.S.-based companies for services in support of the U.S. Government's communications requirements.

>> Backlog was strengthened to $700 million at the end of June 2003, an increase of $65 million, or 10 percent, as compared to the second quarter 2002 and an increases of $4 million from the end of the first quarter 2003.

About New Skies Satellites (AEX, NYSE: NSK)
New Skies Satellites is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, voice, data and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations, Internet service providers and government organizations around the world. New Skies has five satellites in orbit, ground facilities around the world and one additional spacecraft under construction. The company also has secured certain rights to make use of additional orbital positions for future growth. New Skies is headquartered in The Hague, the Netherlands, and has offices in Beijing, Hong Kong, Johannesburg, New Delhi, Sao Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at www.newskies.com.



Conference call:
CEO Dan Goldberg and CFO Andrew Browne will host a conference call today at 5 p.m. (CET). To listen in please dial +44 20 8240 8240, passcode "New Skies".

The call will also be webcast live on the New Skies web site at:
http://www.newskies.com/ir .

The conference call will be available for replay, 24 hours a day for the subsequent 5 working days and will also be archived on New Skies' website. The international dial in number is + 44 20 8288 4459 and the UK freephone number is 0500 637 880. Passcode: 424402.

In the unlikely event of a technical problem, with the call, please dial the back-up number in the listen-only mode: +44 20 8400 6340, passcode "New Skies".

For more information, please contact:
Elizabeth Hess,
Corporate Communications, New Skies Satellites                +31 70 306 4133
ehess@newskies.com                                            +31 6 2906 2492

Boris Djordjevic,
Investor Relations, New Skies Satellites                      +31 70 306 4183
bdjordjevic@newskies.com

Frank De Maria, Brunswick (New York)                          +1 212 333 3810
fdemaria@brunswickgroup.com

Pamela Small, Brunswick (London)                              +44 20 7404 5959
psmall@brunswickgroup.com



Safe Harbor
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. has made certain forward-looking statements in this document in reliance on those safe harbors. A forward-looking statement concerns the company's or management's intentions or expectations, or are predictions of future performance. These statements are identified by words such as "intends", "expects", "anticipates", "believes", "estimates", "may", "will", "should" and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies' actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the company's target markets; legal and regulatory developments affecting the company's business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies' business are described in the company's periodic filings with the U.S. Securities and Exchange Commission, including but not limited to New Skies' Annual Report on Form 20-F for the year ended December 31, 2002. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this document.

New Skies Satellites N.V. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated balance sheets

June 30, 2003 and December 31, 2002
(In thousands of U.S. Dollars, except share data)

                                                                                June 30,           December 31,
                                                                                  2003                 2002
                                                                           ------------------  --------------------
Assets                                                                          (unaudited)
Current Assets
Cash and cash equivalents                                                  $          5,109    $            8,329
Trade receivables                                                                    42,233                39,109
Prepaid expenses and other assets                                                     9,519                10,885
                                                                           ------------------  --------------------
Total Current Assets                                                                 56,861                58,323

Communications, plant and other property, net                                     1,052,590             1,058,119
Deferred tax asset                                                                    9,445                10,087
Other assets                                                                          1,000                 1,226
                                                                           ------------------  --------------------

TOTAL                                                                      $      1,119,896    $        1,127,755
                                                                           ==================  ====================

Liabilities and Shareholders' Equity

Current liabilities
Short-term debt                                                            $          5,000    $           10,000
Accounts payable and accrued liabilities                                             20,451                18,396
Income taxes payable                                                                 30,534                29,124
Deferred revenues and other liabilities                                               7,005                 8,994
Satellite performance incentives                                                      8,100                 6,218
                                                                           ------------------  --------------------
Total Current Liabilities                                                            71,090                72,732

Long Term Liabilities                                                                53,093                35,990

Shareholders' Equity
Governance preference shares (227,530,000 shares authorized, par                        -                     -
value (euro)0.05; none issued)
Cumulative preferred financing shares (22,753,000 shares authorized,                    -                     -
par value(euro)0.05; none issued)
Ordinary Shares (204,777,000 shares authorized, par value(euro)0.05;
    130,570,241 shares issued)                                                        6,026                 6,026
Additional paid-in capital                                                          977,888               977,506
Retained earnings                                                                    62,729                56,019
Unearned compensation                                                                  (410)                 (685)
Accumulated other comprehensive income (loss)                                           672                  (492)
Treasury stock, at cost (12,601,467 and 5,194,030 ordinary shares,
    respectively)                                                                   (51,192)              (19,341)
                                                                           ------------------  --------------------
Total Shareholders' Equity                                                          995,713             1,019,033
                                                                           ------------------  --------------------

TOTAL                                                                      $      1,119,896    $        1,127,755
                                                                           ==================  ====================

New Skies Satellites N.V. and Subsidiaries
Consolidated statements of income

Three-month periods ended June 30, 2003 and 2002 (Unaudited)
(In thousands of U.S. dollars, except share data)                             Three-month period ended June 30
                                                                                      2003               2002
                                                                                      ----               ----

Revenues                                                                   $         54,650    $           49,167
                                                                           ----------------    ------------------

Operating expenses:
Cost of operations                                                                   13,114                12,521
Selling, general and administrative                                                  10,874                 9,712
Depreciation                                                                         25,701                19,980
                                                                           ----------------    ------------------
Total Operating Expenses                                                             49,689                42,213

                                                                           ----------------    ------------------
Operating Income                                                                      4,961                 6,954

Interest expense and other, net                                                          68                   133
                                                                           ----------------    ------------------
Income Before Income Tax Expense                                                      4,893                 6,821

Income tax expense                                                                    1,761                 2,456
                                                                           ----------------    ------------------
Net Income                                                                 $          3,132    $            4,365
                                                                           ================    ==================

Basic and Diluted Earnings Per Share                                       $           0.03    $             0.03
                                                                           ================    ==================


Six-month periods ended June 30, 2003 and 2002 (Unaudited)
(In thousands of U.S. Dollars, except share data)                                Six-month period ended June 30,
                                                                                      2003               2002
                                                                                      ----               ----

Revenues                                                                   $        106,661      $        100,960
                                                                           ----------------      ----------------

Operating expenses:
Cost of operations                                                                   25,694                25,510
Selling, general and administrative                                                  21,307                19,951
Depreciation                                                                         48,626                38,632
                                                                           ----------------      ----------------
Total Operating Expenses                                                             95,627                84,093

                                                                           ----------------      ----------------
Operating Income                                                                     11,034                16,867

Interest expense and other, net                                                         549                    27
                                                                           ----------------      ----------------
Income Before Income Tax Expense                                                     10,485                16,840

Income tax expense                                                                    3,775                 6,063
                                                                           ----------------      ----------------
Income Before Cumulative Effect of Change In Accounting Principle (A)                 6,710                10,777

Cumulative effect of change in accounting principle, relating to
    goodwill, net of taxes                                                                -               (23,375)

                                                                            ---------------       ---------------
Net Income (Loss)                                                           $         6,710       $       (12,598)

                                                                            ===============       ===============

Basic and Diluted Earnings Per Share:
Income Before Cumulative Effect of Change In Accounting Principle           $          0.06                  0.08
Cumulative effect of change in accounting principle                                       -                 (0.18)

                                                                            ---------------       ---------------
Basic and diluted earnings per share                                        $          0.06       $         (0.10)
                                                                            ===============       ===============

(A) The Company adopted the new accounting standard, SFAS 142, "Goodwill and Other Intangible Assets" as of January 1, 2002, which resulted in a one-time non-cash write-down of $23.4 million in respect of the acquisition of the New Skies Networks subsidiary in Australia in March 2000.

New Skies Satellites N.V. and subsidiaries
Consolidated statements of cash flows

Six-month periods ended June 30, 2003 and 2002 (unaudited)
(In thousands of U.S. Dollars)
--------------------------------------------------------------------------------

                                                                        Six-month period ended June 30
                                                                            2003               2002
                                                                        ------------       ------------

  Cash flows from operating activities:
  Net income (loss)                                                 $        6,710    $        (12,598)

  Adjustments for non-cash items:
     Depreciation                                                           48,626              38,632
     Cumulative effect of change in accounting principle                        -               23,375
     Deferred taxes                                                            641                 656
     Stock compensation expense                                                968                 417

  Changes in operating assets and liabilities:
     Trade receivables                                                      (3,048)                901
     Prepaid expenses and other assets                                       1,476               3,128
     Accounts payable and accrued liabilities                                1,776                  19
     Income taxes payable                                                    1,563               3,701
     Other liabilities                                                      (2,449)              4,921
                                                                    --------------    ----------------
  Net Cash Provided By Operating Activities                                 56,263              63,152
                                                                    --------------    ----------------

  Cash flows from investing activities:
     Payments for communication, plant and other
       Property                                                            (20,210)           (145,824)
                                                                    --------------    ----------------
  Net Cash Used In Investing Activities                                    (20,210)           (145,824)
                                                                    --------------    ----------------

  Cash flows from financing activities:
     Repayment of short-term borrowings                                     (5,000)                -
     Treasury stock acquired                                               (32,162)                -
     Satellite performance incentives and other                             (2,421)             (1,485)
                                                                    --------------    ----------------
  Net Cash Used In Financing Activities                                    (39,583)             (1,485)
                                                                    --------------    ----------------

  Effect of exchange rate differences                                          310                 108
                                                                    --------------    ----------------

  Net change in cash and cash equivalents                                   (3,220)            (84,049)
  Cash and cash equivalents, beginning of period                             8,329             138,268
                                                                    --------------    ----------------
  Cash and cash equivalents, end of period                          $        5,109    $         54,219
                                                                    ==============    ================


Cash payments for interest (net of amounts capitalized) were nil for the six-month periods ended June 30, 2003 and 2002. Income taxes paid amounted to $1.8 million and $2.0 million for the six-month periods ended June 30, 2003 and 2002, respectively.

New Skies Satellites N.V. and subsidiaries
Notes to the consolidated quarterly financial information

Three- and six month periods ended June 30, 2003 and 2002 (unaudited)

(1) Reconciliation of EBITDA (adjusted) to net income (loss)
     New Skies believes earnings before interest, taxes, depreciation, amortization and other expenses, primarily financing costs relating to the $300 million revolving credit facility, (EBITDA adjusted) is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA (adjusted) is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. EBITDA (adjusted) as presented herein may not be comparable to similarly titled measures reported by other companies. EBITDA (adjusted) is reconciled to net income (loss) as follows:

(in thousands of U.S. dollars)                     Three-month period ended             Six-month period ended
                                                           June 30,                            June 30,
                                                     2003             2002              2003              2002
                                                  ---------         --------          --------          --------

Net income (loss)                                  $   3,132      $     4,365       $     6,710       $   (12,598)
Cumulative effect of change in
  accounting principle (see note 3)                        -                -                 -            23,375
Income tax expense                                     1,761            2,456             3,775             6,063
Interest expense                                         696              307             1,187               636
Interest expense capitalized                            (696)           (307)            (1,187)             (636)
Other                                                     68              133               549                27
Depreciation                                          25,701           19,980            48,626            38,632
                                                   ------------   --------------    --------------    --------------
EBITDA (adjusted)                                  $  30,662      $    26,934       $    59,660       $    55,499
                                                   ============   ==============    ==============    ==============


(2) Reconciliation of net cash provided by operating activities to free cash flow from operations
     New Skies believes free cash flow from operations is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Free cash flow from operations is not presented as an alternative measure of cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. Free cash flow from operations as presented herein may not be comparable to similarly titled measures reported by other companies. Free cash flow from operations is reconciled to net cash provided by operating activities as follows:

(in thousands of U.S. dollars)                      Three-month period ended             Six-month period ended
                                                            June 30,                            June 30,
                                                     2003              2002              2003              2002
                                                  --------           --------          --------          --------

Net cash provided by operating activities          $    31,102    $      26,199      $    56,263       $     63,152
Payments for communication, plant
  and other property                                    (4,776)        (44,538)          (20,210)          (145,824)
                                                   ------------   ---------------    --------------    --------------
Free cash flow from operations                     $    26,326    $    (18,339)      $    36,053       $    (82,672)
                                                   ============   ===============    ==============    ==============

(3)  Cumulative effect of change in accounting principle

     The Company adopted the new accounting standard, SFAS 142, Goodwill and Other Intangible Assets, as of January 1, 2002, which resulted in a one-time non-cash write-down of $23.4 million of goodwill relating to the acquisition of NSN Pty Ltd in Australia in March 2000.

(4)  Stock based compensation

     Effective January 1, 2003, New Skies adopted the fair value based method of accounting for stock compensation under SFAS 123, Accounting for Stock-Based Compensation, transitioning via the prospective method. The following table illustrates the effect on net income and earnings per share if New Skies had applied the fair value recognition provisions of SFAS 123 for all stock-based compensation awards.

(in thousands of U.S. dollars,                            Three-month period ended            Six-month period ended
except earnings per share data)                                   June 30,                           June 30,
                                                           2003              2002             2003              2002
                                                         --------          --------         --------          --------

Net income (loss), as reported                        $       3,132     $      4,365     $       6,710     $   (12,598)
Add: Stock-based employee compensation expense
   included in reported net income, net of taxes                425              227               666             342
Less: Total stock-based employee compensation
   expense determined under fair value based
    Method for all awards, net of taxes                      (1,270)          (1,394)           (2,632)    $    (2,673)
                                                      -------------     ------------     -------------     -----------
Pro forma net income (loss)                           $       2,287     $      3,198     $       4,744     $   (14,929)
                                                      =============     ============     =============     ===========

Earnings per share:
   Basic and diluted, as reported                     $        0.03     $       0.03     $        0.06     $     (0.10)
                                                      =============     ============     =============     ===========
   Basic and diluted, pro forma                       $        0.02     $       0.02     $        0.04     $     (0.11)
                                                      =============     ============     =============     ===========